

September 24, 2013

<u>Via E-mail</u>
David Gasparine
President
Neohydro Technologies Corp.
2200 Yarbrough Avenue
Suite B 305
El Paso, Texas 79925

> **Re: Neohydro Technologies Corp.**
> **Current Report on Form 8-K**
> **Filed August 28, 2013**
> **File No. 0-53669**

Dear Mr. Gasparine:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Your Form 8-K was not signed by Mr. Gasparine. When filing your amendment, please make sure the report is signed.

2. Please amend your Form 8-K to provide complete Form 10 disclosure required by Item 2.02(f) of Form 8-K. Specifically, your filing is materially deficient because it contains marketing and promotional information rather than the disclosure items required by Form 10.

3. It appears that the financial statements of Couponz, Inc., the accounting acquirer, were audited by a different auditor. Please revise to include change in accountant disclosures, as required by Item 14 of Form 10.

4.   We note based on disclosure on page 20 of your Form 10-K for the Fiscal Year Ended December 31, 2012, that Mr. David Gasparine is your sole director. We also note that Mr. David Gasparine controls Couponz, Inc. As such, please prominently disclose the related-party nature of your transaction with Couponz, Inc.

Item 5.06 Change in Shell Company Status

5.   Please clarify when the acquisition of Couponz, Inc. was completed. The agreement to purchase Couponz (Exhibit 10) is dated July 15, 2013 but it is not clear whether the transaction was consummated on that date or afterwards. Please revise or advise.

Executive Summary
General Company Description

6.   Please expand your discussion of the company's business to include a more concrete and detailed idea of the nature of your business. In particular, describe in greater detail how the Epoxy application actually functions. Clarify, for example, the following phrases:
   - "a mobile platform that alleviates the amount of time required and stress for business owners to engage."
   - "adding security to a loyalty program and making a seamless integration into their locations"
   - "based upon a direct link to the pulse of consumers and merchants alike"

7.   Please revise to avoid using marketing language. We note such language as "delightful form," "delightful experience," "incredibly bright," "undeniable talents," "exponential rate," and "staggering." Many of your statements are inconsistent with the purpose of a disclosure document. Please revise to remove all hyperbole. For example:
   - "allow us to maintain the margin of foresight required to keep us ahead of the technological curve"
   - "will keep us ahead of the curve and a leader in this industry"
   - "our rate of growth is endless"

8.   Please clarify what you mean by the phrase, "to find most marketing in one place." For example, your statements seem to imply that your product would make most other types of advertising obsolete. When you refer to the "frustrations" of advertising for business owners, explain what types of frustrations you have in mind, and clarify how your product would remove them.

9.	Please clarify the current status of your product and distinguish this from your future plans.

10.	Clarify the current operations of your company. Your management discussion and analysis of financial condition and results of operations section does not provide any financial analysis of your current operations or financial condition. Please update your discussion through your quarter ended June 30, 2013.

11.	Please revise to clarify whether the membership fees you mention would constitute your only revenue stream. If there would be other sources of revenue, for example advertising on your application or website, please discuss them. We note the mention of commissions elsewhere in the filing. We also note the statement that the mobile app is "free." Please clarify.

Products and Services

12.	Please clarify the phrase "claim their business."

13.	Clarify whether the membership fee is for both businesses and consumers.

Marketing Plan

14.	Please clarify the nature of the "Bite of Las Vegas" event.

Economics

15.	Please provide a specific basis for factual claims such as the number of apps currently available.

Competition

16.	Please delete the address and phone number of Yelp.

17.	The information in the competitive analysis table does not depict how your company competes against these companies. Please consider deleting the table and providing a detailed explanation of how your products and services differ from those of the competition.

18.	You previously mention that your competitive advantage relies heavily on Mr. Gasparine's "experience in the industry." However, while you previously identified the company as operating in the "technology industry," it appears that Mr. Gasparine's experience is in the restaurant industry. Please clarify here and in the "management" section whether he has any experience in the technology industry, and clarify how his restaurant experience is relevant to this business.

Niche

19.   You state that the company's "niche" is with small-to-medium businesses, and you also state that your "primary goal" is with "national chains." Please reconcile these conflicting statements.

Strategy

20.   Please clarify the statement that "this indirect approach has proven to be received most positively." Clarify how your approach is "indirect" and disclose the basis for your claim that it has been received well.

Promotion

21.   Your discussion here of "promotion" focuses on marketing through mobile app users, and appears to contradict your earlier disclosure, which discussed marketing directly to businesses. Please revise to reconcile.

Plan of Operation

22.   Please revise to discuss the source(s) of the revenues disclosed in your Statement of Operations.

23.   Please delete all mention of "this public offering."

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

 · the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Inessa Kessman, Staff Accountant, at (202) 551-3371 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions relating to the financial statements. Please contact Gregory Dundas, Attorney-Advisor, at (202) 551-3436 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director